# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TechCreate Group Ltd., CIK 0002047190
CUSIP: G8726A106
Title of class of securities: Class A ordinary shares, par value US$0.0002 per share
Address of issuer's principal executive offices: 336 Smith Street,, #06-303,, New Bridge Centre, Singapore (U0), 050336
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002098492

## Reporting persons
- Lim Heng Hai: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 10,452,750; shared voting power 0; sole dispositive power 10,452,750; shared dispositive power 0; aggregate amount beneficially owned 10,452,750 (45.1% of the class)
  Comment: (1) Representing 7,880,000 Class A ordinary shares and 2,572,750 Class B ordinary shares beneficially owned by Mr. Lim Heng Hai as of December 31, 2025.
  
  (2) Based on 17,477,250 Class A ordinary shares issued and outstanding upon the completion of the IPO of the Issuer. As-converted percentage is based on 2,572,750 Class B ordinary shares issued and outstanding upon the completion of the IPO of the Issuer, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to 20 votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: TechCreate Group Ltd.
Address of issuer's principal executive offices: 336 Smith Street, #06-303, New Bridge Centre, Singapore 050336

## Item 2. Person Filing
Name of person filing: Lim Heng Hai
Address of principal business office or, if none, residence: The address of the principal business office of Lim Heng Hai is 336 Smith Street, #06-303, New Bridge Centre Singapore 050336.
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,452,750 ordinary shares, consisting of (i) 7,880,000 Class A ordinary shares and (ii) 2,572,750 Class B ordinary shares.
Percent of class: 45.1% of the outstanding Class A ordinary shares. The Reporting Person also beneficially owns 100% of the outstanding Class B ordinary shares. On an as-converted basis, assuming conversion of all Class B ordinary shares into Class A ordinary shares, the Reporting Person beneficially owns approximately 52.1% of the total outstanding ordinary shares.
Sole power to vote or to direct the vote: 10,452,750 ordinary shares. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to 20 votes per share and is convertible at any time into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1) under the Exchange Act, the Class B ordinary shares beneficially owned by the Reporting Person are deemed to be converted into Class A ordinary shares for purposes of calculating beneficial ownership.
Shared power to vote or to direct the vote: 0 ordinary shares
Sole power to dispose or to direct the disposition: 10,452,750 ordinary shares
Shared power to dispose or to direct the disposition: 0 ordinary shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lim Heng Hai: /s/ Lim Heng Hai, Lim Heng Hai, Chairman of the Board and Chief Executive Officer (02/02/2026)